Exhibit No. 99.1

WORTHINGTON ARMSTRONG VENTURE

Consolidated Financial Statements

December 31, 2019 and 2018

(With Independent Auditors’ Report Thereon)

WORTHINGTON ARMSTRONG VENTURE

Independent Auditors’ Report

The Board of Directors
Worthington Armstrong Venture:

We have audited the accompanying consolidated financial statements of Worthington Armstrong Venture and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of income and comprehensive income, partners’ deficit, and cash flows for each of the years in the three year period ended December 31, 2019, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Worthington Armstrong Venture and its subsidiaries as of December 31, 2019 and 2018, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2019 in accordance with U.S. generally accepted accounting principles.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, in the year ended December 31, 2019, the Company adopted new accounting guidance Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, and the related Accounting Standards Updates using the modified retrospective transition method. Our opinion is not modified with respect to this matter.

/s/ KPMG LLP

Philadelphia, Pennsylvania

February 17, 2020

WORTHINGTON ARMSTRONG VENTURE

Consolidated Balance Sheets

December 31, 2019 and 2018

(Dollar amounts in thousands)

Assets	2019	2018
Current assets:
Cash and cash equivalents	$1,016	$16,755
Accounts receivable, net	34,012	31,472
Receivables from affiliates	29,243	24,963
Inventory, net	34,549	39,646
Other current assets	335	49
Current assets of discontinued operations held for sale (Note 3)	—	33,781
Total current assets	99,155	146,666
Property, plant, and equipment, net	27,051	24,127
Goodwill and intangibles	9,511	9,675
Other assets	477	1,145
Total assets	$136,194	$181,613

Liabilities and Partners' Deficit
Current Liabilities:
Accounts payable	$15,264	$12,319
Accounts payable to affiliates	2,538	2,053
Accrued expenses	6,384	7,043
Taxes payable	154	155
Advanced receipt of sale proceeds	—	92,000
Current liabilities of discontinued operations held for sale (Note 3)	—	6,908
Total current liabilities	24,340	120,478
Long-term liabilities:
Long-term debt	285,451	291,712
Other long-term liabilities	1,981	1,941
Total long-term liabilities	287,432	293,653
Total liabilities	311,772	414,131
Partners’ deficit:
Accumulated deficit	(172,121)	(218,280)
Accumulated other comprehensive loss	(3,457)	(14,238)
Total partners’ deficit	(175,578)	(232,518)
Total liabilities and partners’ deficit	$136,194	$181,613

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Consolidated Statements of Income and Comprehensive Income

Years ended December 31, 2019, 2018, and 2017

(Dollar amounts in thousands)

	2019	2018	2017
Net sales	$393,246	$374,973	$344,483
Cost of sales	(173,605)	(169,213)	(151,820)
Gross margin	219,641	205,760	192,663
Selling, general, and administrative expenses	(39,438)	(39,612)	(40,053)
Operating income	180,203	166,148	152,610
Other (expense), net	(2,743)	(106)	(208)
Interest expense	(11,281)	(9,256)	(7,873)
Income from continuing operations before income tax expense	166,179	156,786	144,529
Income tax expense	(231)	(215)	(239)
Net income from continued operations	165,948	156,571	144,290
Discontinued Operations (Note 3)
Net income from discontinued operations, net of tax expense	52,211	4,970	4,159
Total net income	218,159	161,541	148,449

Other comprehensive income (loss):
Change in pension plan	3,116	96	461
Change in cash flow hedge	(1,620)	916	1,154
Foreign currency adjustments	9,285	(2,616)	4,784
Total other comprehensive income (loss)	10,781	(1,604)	6,399
Total comprehensive income	$228,940	$159,937	$154,848

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Consolidated Statements of Partners’ Deficit

Years ended December 31, 2019, 2018, and 2017

(Dollar amounts in thousands)

	Contributed capital
		The		Accumulated
	Armstrong	Worthington		other	Total
	Ventures,	Steel	Accumulated	comprehensive	partners’
	Inc.	Company	deficit	income (loss)	deficit
Balance, December 31, 2016	$—	$—	$(102,870)	$(19,033)	$(121,903)
Net income	—	—	148,449	—	148,449
Distributions	—	—	(140,000)	—	(140,000)
Change in pension plan	—	—	—	461	461
Change in cash flow hedge	—	—	—	1,154	1,154
Foreign currency translation adjustments	—	—	—	4,784	4,784
Balance, December 31, 2017	—	—	(94,421)	(12,634)	(107,055)
Net income	—	—	161,541	—	161,541
Distributions	—	—	(285,400)	—	(285,400)
Change in pension plan	—	—	—	96	96
Change in cash flow hedge	—	—	—	916	916
Foreign currency translation adjustments	—	—	—	(2,616)	(2,616)
Balance, December 31, 2018	—	—	(218,280)	(14,238)	(232,518)
Net income	—	—	218,159	—	218,159
Distributions	—	—	(172,000)	—	(172,000)
Change in pension plan	—	—	—	3,116	3,116
Change in cash flow hedge	—	—	—	(1,620)	(1,620)
Foreign currency translation adjustments	—	—	—	9,285	9,285
Balance, December 31, 2019	$—	$—	$(172,121)	$(3,457)	$(175,578)

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Consolidated Statements of Cash Flows

Years ended December 31, 2019, 2018, and 2017

(Dollar amounts in thousands)

	2019	2018	2017
Cash flows from operating activities:
Net income	$218,159	$161,541	$148,449
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on sale of international operations	(46,238)	-	-
Depreciation and amortization	4,134	3,488	5,160
Pension settlement expense	2,603	-	-
Changes in assets and liabilities:
Change in receivables	(3,247)	(4,288)	(102)
Change in inventory	4,514	(5,654)	(4,879)
Change in payables and accrued expenses	3,634	293	1,065
Other	(774)	(282)	(4,510)
Net cash provided by operating activities, including discontinued operations	182,785	155,098	145,183
Cash flows from investing activities:
Purchases of property, plant, and equipment	(6,875)	(3,942)	(4,444)
Sale of property, plant, and equipment	(19)	33	34
Change in short-term investments	-	6,897	(1,115)
Purchase of assets from affiliate	-	(2,000)	-
Cash of discontinued operations transferred to Knauf	(13,130)	-	-
Cash consideration received from affiliate	-	70,000	-
Net cash provided by /(used) in investing activities, including discontinued operations	(20,024)	70,988	(5,525)
Cash flows from financing activities:
Proceeds from revolving credit facility	188,000	190,000	176,000
Issuance of long-term debt	-	50,000	-
Issuance of short-term debt	-	-	-
Repayment of short-term debt	-	-	(14,000)
Repayment of revolving credit facility	(194,500)	(192,000)	(171,500)
Financing cost	—	(31)	(832)
Distributions paid	(172,000)	(285,400)	(140,000)
Net cash used in financing activities, including discontinued operations	(178,500)	(237,431)	(150,332)
Effect of exchange rate changes on cash and cash equivalents	-	1,244	3,143
Net increase (decrease) in cash and cash equivalents	(15,739)	(10,101)	(7,531)
Cash and cash equivalents at beginning of year	16,755	26,856	34,387
Cash and cash equivalents at end of year	$1,016	$16,755	$26,856
Supplemental disclosures:
Interest paid	$11,424	$8,730	$7,873
Income taxes paid	782	933	168

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2019 and 2018

(Dollar amounts in thousands)

(1)	Description of Business

Worthington Armstrong Venture (the Company) is a general partnership, formed in June 1992, between Armstrong Ventures, Inc. (Armstrong), a subsidiary of Armstrong World Industries, Inc., and The Worthington Steel Company (Worthington), a Delaware corporation (a subsidiary of Worthington Industries, Inc.). Its business is to manufacture and market suspension systems for commercial and residential ceiling markets throughout the world. The Company has manufacturing plants located throughout the United States, following the disposition of all international manufacturing facilities to Knauf International GmbH as disclosed below.

On November 17, 2017, Armstrong World Industries, Inc. (AWI) entered into a Share Purchase Agreement (the Purchase Agreement) with Knauf International GmbH (Knauf) to sell certain subsidiaries comprising its business in Europe, the Middle East, Africa (EMEA) and the Pacific Rim. The sale also included the corresponding businesses and operations of the Company, and was approved by both Armstrong and Worthington. The consideration to be paid by Knauf for the Company’s businesses was approximately $92,000, subject to certain adjustments as provided in the Purchase Agreement, including adjustments based on the economic impact of any required regulatory remedies and a working capital adjustment.

On July 18, 2018, AWI entered into an amendment to the above Purchase Agreement, pursuant to which Knauf agreed to irrevocably and unconditionally pay AWI (i) $250,000 on August 1, 2018, and (ii) $80,000 on September 15, 2018, if, prior to such date (A) any competition condition has not been satisfied, or (B) the closing has not yet occurred. The amendment also provided for the reduction (from a maximum of $35,000 to a maximum of $20,000) of potential adjustments to the purchase price consideration for the transaction based on the impact of remedies required to satisfy competition conditions. AWI received both the $250,000 payment and the $80,000 payment from Knauf in the third quarter of 2018. Following receipt of these payments, $70,000 was remitted to the Company in partial consideration of the purchase price in respect of the business and operations of the Company under the transaction. The Company subsequently paid each AWI and Worthington a dividend of $35,000 in 2018. The Company also recorded a $22,000 receivable from AWI, which was reflected within Receivables from Affiliates to be payable from AWI to the Company as of December 31, 2018.

On September 30, 2019, the previously announced sale of the Company’s international businesses and operations was completed. As of December 31, 2019, no additional cash proceeds have been realized by the Company, and the portion of the purchase price adjustment to be allocated to the Company from AWI has not yet been finalized. As of December 31, 2019, the estimated amount receivable from AWI is $25,930, which is reflected within Receivables from Affiliates. This amount includes estimated working capital adjustments, remedy adjustments, and fees allocable to the Company from AWI related to the transaction. This amount also includes $13,130 of cash transferred to Knauf at the time of sale, which will be reimbursed back to the Company by AWI. EMEA and Pacific Rim’s financial results have been reflected in the consolidated financial statements as discontinued operations for all periods presented. Refer to Note 3 for additional information.

(2)	Summary of Significant Accounting Policies
(a)	Use of Estimates

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and include management estimates and judgments, where appropriate. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the valuation of property, plant, and equipment and goodwill, accrual for volume rebates, and assets and obligations related to employee benefits.

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions have been eliminated.

Certain amounts in the prior year’s Consolidated Financial Statements and related notes have been recast to conform to the 2019 presentation.

       (b)   Revenue Recognition

The Company recognizes revenue upon transfer of control of manufactured products to the customer, which typically occurs upon shipment. The main performance obligation to customers is the delivery of products in accordance with purchase orders. Each purchase order confirms the transaction price for the products purchased under the arrangement. Direct shipments to building materials distributors, home centers, direct customers and retailers represent the majority of

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2019 and 2018

(Dollar amounts in thousands)

sales transactions. Standard sales terms are Free On Board (“FOB”) shipping point; however, the Company does have minimal sales terms that are FOB destination.  At the point of shipment, the customer is required to pay under normal sales terms, which in most cases are 45 days or less, with no material financing components. While the majority of the Company’s revenue is derived from the sale of standard products, the Company also manufactures and sells customized ceiling products. The manufacturing cycle for these products is typically short.

The Company’s products are sold with normal and customary return provisions. We provide limited warranties for defects in materials or factory workmanship, sagging and warping, and certain other manufacturing defects. Warranties are not sold separately to customers, and product warranties place certain requirements on the purchaser, including installation and maintenance in accordance with written instructions.  In addition to the warranty program, under certain limited circumstances, we will occasionally, at our sole discretion, provide a customer accommodation repair or replacement.  Warranty repairs and replacements are most commonly made by professional installers employed by or affiliated with our independent distributors.  Sales returns and warranty claims have historically not been material and do not constitute separate performance obligations.

We often offer incentive programs to our customers, primarily volume rebates and promotions. The majority of our rebates are designated as a percentage of annual customer purchases. We estimate the amount of rebates based on actual sales for the period and accrue for the projected incentive programs costs. We record the costs of rebate accruals as a reduction to our revenue. Other sales discounts, including early pay promotions, are deducted immediately from the sales invoice.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and, therefore, are excluded from revenues in the consolidated statements of income and comprehensive income.

(c)	Derivative Instruments and Hedging Activities

The Company recognizes all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. For derivatives designated in hedging relationships, changes in the fair value are recognized in accumulated other comprehensive income, to the extent the derivative is effective at offsetting the changes in cash flows being hedged until the hedged item affects earnings. For derivatives not designated as hedges or that do not meet the criteria for hedge accounting, all changes in fair value are recorded immediately to profit or loss.

(d)	Advertising Costs

The Company recognizes advertising expense as incurred. Advertising expense was $1,386, $1,491, and $1,243 for the years ended December 31, 2019, 2018, and 2017 respectively.

(e)	Research and Development Expenditures

The Company recognizes research and development expense as expenditures are incurred. Total research and development expense was $3,913, $3,997, and $4,653 for the years ended December 31, 2019, 2018, and 2017 respectively.

(f)	Taxes

The Company is a general partnership in the United States, and accordingly, generally, U.S. federal and state income taxes are the responsibility of the two general partners.  The Company recognizes the effect of uncertain income tax positions only if those positions are more likely than not of being sustained. Recognized income tax benefits are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(g)	Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio, as deemed necessary. In establishing the required allowance, management considers historical losses, current receivables aging, and existing industry and national economic data. Account balances are charged off against the allowance after all means of

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2019 and 2018

(Dollar amounts in thousands)

collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off‑balance‑sheet credit exposure related to its customers.

(h)	Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined on the first‑in, first‑out method.

(i)	Long‑Lived Assets

Property, plant, and equipment are stated at cost, with accumulated depreciation and amortization deducted to arrive at net book value. Depreciation charges are determined generally on the straight‑line basis over the useful lives as follows: buildings, 30 years; machinery and equipment, 5 to 15 years; and leasehold improvements over the shorter of 10 years or the life of the lease. Impairment losses are recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. If an impairment exists, the asset is reduced to fair value.

(j)	Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill is tested for impairment at least annually. The impairment tests performed in 2019, 2018, and 2017 did not result in an impairment of goodwill.

(k)	Recently Adopted Accounting Standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to a customer. Revenue is recognized in an amount that reflects the consideration a company expects to receive in exchange for those goods or services. A company also is required to disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The FASB also has issued several amendments to the standard, which are intended to promote a more consistent interpretation and application of the principles outlined in the standard.

Effective January 1, 2019, the Company adopted the provisions of ASU 2014-09 using the modified retrospective transition method. Substantially all of our revenues from contracts with customers are recognized from the sale of products with standard shipping terms, sales discounts and warranties. The Company will continue to record revenue at a single point in time when control of the product is transferred to the customer, which is determined to be generally when the product is shipped to the customer.  Adoption of the standard did not have a material impact to our financial condition, results of operations or cash flows as the amount and timing of substantially all of our revenues will continue to be recognized at a point in time.

(l)	Recently Issued Accounting Standards

In February 2016, the FASB issued ASU 2016-02, Leases, which amends accounting for leases, most notably by requiring a lessee to recognize the assets and liabilities that arise from a lease agreement.  Specifically, this new guidance will require lessees to recognize a liability to make lease payments and a right-of-use asset representing its right to use the underlying asset for the lease term, with limited exceptions.  In 2019, the FASB approved a proposal to defer the effective date for private companies to January 1, 2021. As such, the Company plans to adopt ASU 2016-02 effective January 1, 2021.

(3)	Discontinued Operations

As discussed in Note 1, the previously announced sale of the Company’s business and operations in EMEA and Pacific Rim was completed on September 30, 2019. Accordingly, the results of operations of our EMEA and Pacific Rim businesses, including the associated gain on sale of assets, continue to be reported as discontinued operations in the accompanying consolidated financial statements. In connection with the closing of the sale, we also entered into an Intellectual Property License Agreement with Knauf for its benefit (and, under sublicense, to the buyer of the divestment business) under which they license certain patents, trademarks and know-how from us for use in certain licensed territories. We also entered into a Supply

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2019 and 2018

(Dollar amounts in thousands)

Agreement with Knauf under which the parties may continue to purchase certain products from each other following the closing of the Sale in the normal course of business.

The following table presents the carrying amounts of major classes of assets and liabilities of the discontinued operations held for sale in the consolidated balance sheets as of December 31, 2019 and 2018:

Assets	2019	2018
Accounts receivable, net	$-	$5,107
Inventory, net	-	8,501
Other current assets	-	1,161
Property, plant and equipment	-	16,056
Other non-current assets	-	2,956
Total current assets of discontinued operations held for sale	-	33,781

Liabilities
Accounts payable	-	4,295
Accrued expenses	-	1,925
Other liabilities	-	688
Total current liabilities of discontinued operations held for sale	-	6,908
Total net assets	-	26,873

The following table represents the results of our discontinued operations:

	2019	2018	2017
Net sales	$49,555	$64,638	$63,222
Cost of sales	37,736	52,677	51,400
Selling, general, and administrative expenses	2,872	5,045	8,004
Other income (expense), net	412	117	(309)
Gain on sale of international operations	(46,238)	-	-
Income from discontinued operations before tax expense	54,773	6,799	4,127
Income tax benefit (expense)	(2,562)	(1,829)	32
Net income from discontinued operations, net of tax expense	52,211	4,970	4,159

The following is a summary of total depreciation and amortization and capital expenditures of our discontinued operations, which are presented as components of operating and investing activities in our consolidated statement of cash flows:

	2019	2018	2017
Depreciation and Amortization	$-	$-	$1,958
Purchase of property, plant and equipment	124	637	1,753

(4)    Accounts Receivable

The Company sells its products to select, preapproved customers whose businesses are directly affected by changes in economic and market conditions. The Company considers these factors and the financial condition of each customer when establishing its allowance for losses from doubtful accounts. The allowance for doubtful accounts was $0 and $2 at December 31, 2019 and 2018, respectively.

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2019 and 2018

(Dollar amounts in thousands)

(5)	Inventory

	2019	2018
Finished goods	$11,222	$12,534
Goods in process	435	347
Raw materials	19,941	24,198
Supplies	2,951	2,567
Total inventory, net of reserves	$34,549	39,646

(6)	Derivative Instruments and Hedging Activities

The Company uses variable-rate London Interbank Offered Rate (LIBOR) debt to finance its operations. The debt obligations expose the Company to variability in interest payments due to changes in interest rates. Management believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, management enters into LIBOR based interest rate swap agreements to manage fluctuations in cash flows resulting from changes in the benchmark interest rate of LIBOR. The swap changes the variable‑rate cash flow exposure on the debt obligations to fixed cash flows. Under the terms of the interest rate swaps, the Company receives LIBOR‑based variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed‑rate debt for the notional amount of its debt hedged.

On July 16, 2013, the Company entered into a LIBOR‑based interest rate swap agreement to manage fluctuations in cash flows resulting from changes in the benchmark interest rate of LIBOR. The swap has a notional amount of $50,000 maturing in July 2020, under the terms of which the Company pays a fixed rate of 2.136% and receives one‑month LIBOR. This swap is designated as a cash flow hedge.

On April 28, 2017 the Company entered into another swap with a notional amount of $50,000 maturing in February 2022, under the terms of which the Company pays a fixed rate of 1.9365% and receives one-month LIBOR.  This swap is designated as a cash flow hedge.

As of December 31, 2019 and 2018, the total notional amount of the Company’s outstanding interest-rate swap agreements that were entered into to hedge outstanding or forecasted debt obligations were $100,000 and $100,000, respectively.

The fair value of derivatives designated as hedging instruments held as of December 31, 2019 and 2018 are as follows:

	2019		2018
	B/S Location	Fair value	B/S Location	Fair value
Interest rate swap (current)	Accrued expenses	$116
Interest rate swap (non-current)	Other long-term liabilities	421	Other assets	$1,082
Total derivatives		$537		$1,082

The amount of loss (gain) recognized in accumulated other comprehensive income was $527 and ($1,093), respectively as of December 31, 2019 and 2018.

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2019 and 2018

(Dollar amounts in thousands)

(7)	Property, Plant, and Equipment

	2019	2018
Land	$673	$673
Buildings	13,489	13,195
Machinery and equipment	63,368	59,660
Computer software	1,740	1,672
Construction in process	4,246	2,393
	83,516	77,593
Accumulated depreciation and amortization	(56,465)	(53,466)
Total property, plant, and equipment, net	$27,051	$24,127

Depreciation and amortization expense was $4,134, $3,488 and $3,202 for the years ended December 31, 2019, 2018 and 2017, respectively.

(8)	Fair Value of Financial Instruments

The Company does not hold or issue financial instruments for trading purposes.

The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair value due to the short‑term maturity of these instruments. The carrying value and estimated fair value of debt was $285,451 and $294,843, respectively, at December 31, 2019. The carrying value and estimated fair value of debt was $291,712 and $291,809, respectively, at December 31, 2018.

The fair value of the Company’s debt is based on the amount of future cash flows discounted using rates the Company would currently be able to realize for similar instruments of comparable maturity.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three‑level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets  that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The Company’s derivatives are valued using Level 2 inputs. The fair values are disclosed in Note 6. The Company does not have any significant financial or nonfinancial assets or liabilities that are valued using Level 3 inputs.

(9)	Debt

The Company has a $250,000 revolving credit facility (Facility) with PNC Bank and other lenders which expires March 22, 2022. As of December 31, 2019 and 2018 there was $186,000 and $192,500, respectively, outstanding under the Facility. The Company can borrow at rates with a range over LIBOR of 1.125% to 1.75%, depending on the Company’s leverage ratio, as defined by the terms of the Facility. As of December 31, 2019 and 2018, the rate was 3.06% and 3.76%, respectively.

On December 23, 2011, the Company issued $50,000 of 10‑year private placement notes with Prudential Investment Management, Inc. (Prudential Notes) that mature in December 2021. At December 31, 2019 and 2018, there was $50,000 outstanding. The Prudential Notes bear interest at 4.90% that is paid on a quarterly basis.

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2019 and 2018

(Dollar amounts in thousands)

On October 19, 2018, the Company amended and restated the $50,000 Prudential Notes agreement and issued $50,000 of 10‑year private placement notes with PGIM, Inc. (PGIM Notes) that mature in October 2028. At December 31, 2019 and 2018, there was $50,000 outstanding. The PGIM Notes bear interest at 4.79% that is paid on a quarterly basis.

The debt agreements contain certain restrictive financial covenants, including, among others, interest coverage and leverage ratios. The Company was in compliance with its covenants during the years ended and as of December 31, 2019 and 2018.

(10)	Pension Benefit Programs

The Company contributes to the Worthington Industries Deferred Profit Sharing Plan for eligible U.S. employees. Costs for this plan were $1,549, $1,407 and $1,399 for 2019, 2018 and 2017, respectively.

The Company also has a U.S. defined‑benefit pension plan for eligible hourly employees that worked in its former manufacturing plant located in Malvern, Pennsylvania. This plan was curtailed in January 2004 due to the consolidation of the Company’s East Coast operations, which eliminated the expected future years of service for participants in the plan. During 2019, the Company settled a portion of the plan liability by purchasing annuities for participants receiving monthly benefits below a specified level, in addition to offering lump sum settlements to all participants not receiving monthly payments. These actions reduced the number of participants in the plan, decreasing administrative burden, as well as lowering the Company’s remaining financial liability associated with the plan. Pension settlement accounting charges triggered by this activity totaled $2,603. This expense is classified as other expense within the consolidated statements of income and comprehensive income.

The following tables set forth the defined‑benefit pension plan’s benefit obligations, fair value of plan assets, and funded status at December 31, 2019 and 2018:

	2019	2018
Projected benefit obligation at beginning of year	$9,988	$11,145
Interest cost	305	374
Actuarial (gain) loss	757	(881)
Benefits paid	(5,193)	(650)
Projected benefit obligation at end of year	$5,857	$9,988

          Note: The $2,603 settlement charge incurred in 2019 is included within the “Benefits paid” total.

	2019	2018
Benefit obligation at December 31	$5,857	$9,988
Fair value of plan assets as of December 31	5,242	8,622
Funded status at end of year	$(615)	$(1,366)
Amounts recognized in the balance sheets consist of:
Other long-term liabilities	$(615)	$(1,366)
Accumulated other comprehensive loss	2,929	6,044
Net amount recognized	$2,314	$4,678

Amounts recognized in accumulated other comprehensive loss represent unrecognized net actuarial losses.

The components of net periodic benefit cost (benefit) are as follows:

	2019	2018	2017
Interest cost	$305	$374	$417
Expected return on plan assets	(428)	(651)	(593)
Recognized net actuarial loss	283	320	334
Recognized settlement charge	2,603	-	-
Net periodic benefit cost	$2,763	$43	$158

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2019 and 2018

(Dollar amounts in thousands)

The accumulated benefit obligation for the U.S. defined‑benefit pension plan was $5,857 and $9,988 at December 31, 2019 and 2018, respectively. The unrecognized net loss for the defined‑benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $100.

The valuations and assumptions reflect the Society of Actuaries updated RP-2014 mortality tables with MP-2019 generational projection scales as of December 31, 2019.

Weighted average assumptions used to determine benefit obligations for the years ended and as of December 31, 2019 and 2018 are as follows:

	2019	2018
Weighted average assumptions for the year ended December 31:
Discount rate	3.36%	3.52%
Expected long-term rate of return on plan assets	6.50	7.25
Weighted average assumptions as of December 31:
Discount rate	3.08%	4.13%
Expected long-term rate of return on plan assets	6.50	7.25

Pension plan assets are required to be disclosed at fair value in the consolidated financial statements. Fair value is defined in Note 8 – Fair Value of Financial Instruments.

The U.S. defined‑benefit pension plan assets’ fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables set forth by level within the fair value hierarchy a summary of the plan’s assets measured at fair value on a recurring basis as of December 31, 2019 and 2018, respectively:

		2019
		Fair value based on
		Quoted active	Observable
		markets	inputs
	Fair value	(Level 1)	(Level 2)
Investment:
Cash and money market funds	$432	432	-
Debt securities	1,662	-	1,662
Common stocks	3,148	3,148	-
	$5,242	3,580	1,662

		2018
		Fair value based on
		Quoted active	Observable
		markets	inputs
	Fair value	(Level 1)	(Level 2)
Investment:
Cash and money market funds	$445	445	-
Debt securities	2,999	-	2,999
Common stocks	5,178	5,178	-
	$8,622	5,623	2,999

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2019 and 2018

(Dollar amounts in thousands)

Cash: Consists of cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate fair value due to the short‑term maturity of these instruments.

Money market funds: The money market investment consists of an institutional investor money market fund, valued at the fund’s net asset value (NAV), which is normally calculated at the close of business daily. The fund’s assets are valued as of this time for the purpose of computing the fund’s NAV.

Debt securities: Consist of investments in individual corporate bonds, municipal bonds, or government bonds. These bonds are each individually valued using a yield curve model, based on observable inputs, which may also incorporate available trade and bid/ask spread data where available.

Common stocks: Consist of investments in common stocks that are valued at the closing price reported on the active market on which the individual security is traded.

In developing the 6.50% expected long‑term rate of return assumption, the Company considered its historical returns and reviewed asset class return expectations and long‑term inflation assumptions.

The primary investment objective of the defined‑benefit pension plan is to achieve long‑term growth of capital in excess of 6.50% annually, exclusive of contributions or withdrawals. This objective is to be achieved through a balanced portfolio comprising equities, fixed income, and cash investments.

Each asset class utilized by the defined‑benefit pension plan has a targeted percentage. The following table shows the asset allocation target and the December 31, 2019 and 2018 position:

		Position at December 31
	Target weight	2019	2018
Equity securities	65%	60%	70%
Fixed income securities	30	32	25
Cash and equivalents	5	8	5

The Company made contributions of $400, $660 and $400 to the U.S. defined‑benefit pension plan in 2019, 2018, and 2017 respectively. The Company expects to contribute $350 to the plan in 2020.

The benefits expected to be paid in each of the next five years and in the aggregate for the five years thereafter are shown in the following table:

Expected future payments for the year(s) ending December 31:
2020	$345
2021	350
2022	368
2023	373
2024	368
2025-2029	1,750

The expected benefits are based on the same assumptions used to measure the Company’s benefit obligation at December 31, 2019.

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2019 and 2018

(Dollar amounts in thousands)

(11)	Income Taxes

The Company is a general partnership in the United States, and accordingly, U.S. federal and state income taxes are generally the responsibility of the two general partners. Therefore, no federal income tax provision has been recorded on U.S. income.

(12)	Leases

The Company rents certain real estate and equipment. Several leases include options for renewal or purchase and contain clauses for payment of real estate taxes and insurance. In most cases, management expects that in the normal course of business, leases will be renewed or replaced by other leases. Minimum rent payments under operating leases are recognized on a straight‑line basis over the term of the lease including any periods of free rent. Rent expense during 2019, 2018 and 2017 amounted to $2,714, $2,235 and $2,258, respectively.

Future minimum payments by year and in the aggregate for operating leases having noncancelable lease terms in excess of one year are as follows:

Year:
2020	$2,927
2021	2,956
2022	2,433
2023	1,378
2024	890
Thereafter	4,335
Total	$14,919

(13)	Accumulated Other Comprehensive Income (Loss)

The following table summarizes the activity, by component, related to the change in AOCI for December 31, 2019 and the balances for accumulated other comprehensive income (loss):

				Accumulated
	Foreign			other
	currency	Cash flow		comprehensive
	translation	hedge	Pension plan	(loss)
Balance, December 31, 2017	(6,669)	177	(6,142)	(12,634)
Other comprehensive income before reclassifications	(2,616)	916	(120)	(1,820)
Amounts reclassified from accumulated other comprehensive income	—	—	216	216
Net current period other comprehensive income	(2,616)	916	96	(1,604)
Balance, December 31, 2018	(9,285)	1,093	(6,046)	(14,238)
Other comprehensive (loss) / income before reclassifications	9,285	(1,620)	331	7,996
Amounts reclassified from accumulated other comprehensive income	—	—	2,785	2,785
Net current period other comprehensive (loss) / income	9,285	(1,620)	3,116	10,781
Balance, December 31, 2019	$—	$(527)	$(2,930)	$(3,457)

The amount reclassified from AOCI was recorded in other income / expense in the consolidated statements of income and comprehensive income.

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2019 and 2018

(Dollar amounts in thousands)

(14)	Related Parties

AWI provides certain selling, promotional, and administrative processing services to the Company for which it receives reimbursement. AWI purchases grid products from the Company, which are then resold along with AWI inventory to the customer.

	2019	2018	2017
Services provided by Armstrong	$15,661	$15,775	$14,878
Sales to Armstrong	22,531	22,494	18,224

AWI owed the Company $3,313 and $2,963 for purchases of product as of December 31, 2019 and 2018, respectively. Additionally, as discussed in Note 1, AWI owes the Company approximately $25,930 in remaining consideration for the sale of the Company’s EMEA and Pacific Rim businesses to Knauf. Included within this amount is $13,130 representing cash held by Knauf, which will be remitted to the Company via AWI. The Company owed $2,538 and $2,053 to Worthington and affiliates of Worthington as of December 31, 2019 and 2018, respectively, which are included in accounts payable to affiliates.

Worthington, and affiliates of Worthington, provide certain administrative processing services, steel processing services, and insurance‑related coverages to the Company for which it receives reimbursement.

	2019	2018	2017
Administrative services by Worthington	$1,604	$1,597	$1,382
Insurance-related coverage net of premiums by Worthington	926	879	840
Steel processing services by Worthington and affiliates of Worthington	2,317	3,015	1,656

(15)	Legal Proceedings

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

(16)	Business and Credit Concentrations

Approximately 23%, 23%, and 22% of net sales were to the Company’s largest third‑party customer for 2019, 2018, and 2017, respectively. The Company’s 10 largest third‑party customers accounted for approximately 78%, 75%, and 77% of the Company’s net sales for 2019, 2018, and 2017, respectively, and approximately 77% and 78% of the Company’s trade accounts receivable balances at December 31, 2019 and 2018, respectively. See Note 14 for sales to and amounts owed to the Company from AWI.

(17)	Subsequent Events

Management has evaluated subsequent events through the date the annual consolidated financial statements were available to be issued, February 17, 2020.